Exhibit 99.1

Qihoo 360 Reports Third Quarter 2013 Unaudited Financial Results

- Record Quarterly Revenues of $187.9 million, up 124% Year-over-Year

- Record Quarterly GAAP Net Income of $44.5 million, up 244% Year-over-Year

- Record Quarterly Non-GAAP Net Income of $61.5 million, up 154% Year-over-Year

BEIJING, November 24, 2013 — Qihoo 360 Technology Co. Ltd. (“Qihoo 360” or the “Company”) (NYSE: QIHU), a leading Internet company in China, today reported its unaudited financial results for the quarter ended September 30, 2013.

Third Quarter Financial Highlights1

•	Revenues were $187.9 million, a 124% increase from $84.0 million in the third quarter of 2012.

•	Net income attributable to Qihoo 360 was $44.5 million, compared to $12.9 million in the third quarter of 2012.

•	Non-GAAP net income attributable to Qihoo 360 (1) was $61.5 million, compared to $24.2 million in the third quarter of 2012.

•	Diluted earnings per ADS(2) (“EPADS”) attributable to Qihoo 360 was $0.35, compared to $0.11 in the same period last year.

•	Non-GAAP diluted EPADS attributable to Qihoo 360 (1) was $0.47, compared to $0.20 in the same period last year.

Third Quarter Operating Metrics

•	Total monthly active users of Qihoo 360’s PC-based products and services reached a record 465 million in September 2013, compared to 442 million in September 2012(3).

•	User penetration of Qihoo 360’s PC-based products was 94% in September 2013, compared to 95% in September 2012 (3).

•	Total smartphone users of 360 Mobile Safe, Qihoo 360’s primary mobile security product, reached a record 408 million in September 2013, compared to 149 million in September 2012.

•	Monthly active users of Qihoo 360’s browsers reached a record 342 million in September 2013, compared to 303 million in September 2012 (3).

1 Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled "About Non-GAAP Financial Measures" and "Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures" at the end of the press release.

2 American Depositary Shares, which are traded on the NYSE. Every two ADSs represent three Class A ordinary shares of the Company.

3 User and market penetration data is based on data from iResearch as of September 2013.

•	User penetration of Qihoo 360’s browsers was 69% in September 2013, compared to 65% in September 2012 (3).

•	Average daily unique visitors to the 360 Personal Start-up Page and its sub-pages were 126 million in the third quarter of 2013, compared to 89 million in the third quarter of 2012.

•	Average daily clicks on Qihoo 360’s Personal Start-up Page and its sub-pages were approximately 681 million in the third quarter of 2013, compared to 451 million in the third quarter of 2012.

“We are very excited to report another quarter of success in all key areas of our business,” said Mr. Hongyi Zhou, Chairman and Chief Executive Officer of Qihoo 360. “In addition to achieving record revenue and profitability, we strengthened our leadership position in key product categories and made significant inroads into new markets. With our PC security products covering nearly 95% of Chinese PC Internet users, and our mobile security solutions covering approximately 70% of Chinese smartphone users, Qihoo 360 remains the indisputable leader in Internet security in China. In addition, monthly active users of our PC browsers represented almost 70% of the Chinese PC Internet population. As we further established our leadership position in the PC Internet market, we have been making significant progress in the fast growing mobile Internet space. Our Android app store – 360 Mobile Assistant, maintained its position at the forefront of the industry and is increasingly becoming the most effective launch platform for Android app developers, despite the dynamic landscape and fierce competition.”

“During the quarter, we continued to gain notable search traffic market share and, based on a third party report, we have already achieved our year-end search traffic share goal several months ahead of schedule. Looking ahead, we will continue to invest in product development and technology innovation, setting the stage for Qihoo 360 to capture a significant portion of the search market in both PC and mobile Internet and eventually reshape this vast industry in China. While our search monetization is still in its early stages, we have made significant progress. We believe that search and mobile monetization will drive substantial long-term growth for our business,” concluded Mr. Zhou.

Mr. Xiangdong Qi, President of Qihoo 360, added, “We saw accelerated growth in key business lines in the third quarter. Online advertising revenue grew 107% year-over-year, bolstered by further development of our monetization process and incremental contributions from both search and mobile monetization. Internet value-added services once again outpaced the market and achieved revenue growth of 163% year-over-year with strong momentum in mobile games. While search and mobile monetization are still in their nascent stages, they ramped up faster than expected, and will become major catalysts for future growth. As the competitive environment rapidly changes in China, we will continue to make proactive investments in product and technology development to drive our leadership positions forward and expand our footprint, particularly in mobile Internet and search technology, where we see tremendous opportunities for expansion. Meanwhile, we are gradually building our sales and marketing infrastructure to support our monetization efforts. We believe these investments will fortify our foundation, support sustainable growth and drive long-term shareholder value.”

Third Quarter 2013 Results

Revenues

Revenues were $187.9 million, representing an increase of 124% from $84.0 million in the third quarter of 2012 and an increase of 24% from $151.7 million in the second quarter of 2013. The strong year-over-year growth in revenues was mainly due to continued momentum in both online advertising and Internet value-added services.

Online advertising revenues were $120.7 million, representing an increase of 107% from the same period last year and an increase of 33% from the prior quarter. The strong year-over-year increase was primarily driven by increased monetization of user activities on 360 Search and Personalized Start-up Pages. The robust quarter-over-quarter growth was also due, in part, to a strong ramp-up in search monetization.

Internet value-added service revenues, which are mainly derived from game platform operations, were $67.0 million, up 163% from the same period last year and 10% from the prior quarter. The strong year-over-year increase was mainly driven by solid growth in the Company’s paying game user base and expanded games portfolio.

Cost of Revenues

Cost of revenues were $25.9 million, compared to $7.9 million in the third quarter of 2012 and $17.8 million in the second quarter of 2013, representing increases of 228% and 45%, respectively.

Operating Expenses

Operating expenses were $111.2 million, compared to $63.9 million in the third quarter of 2012 and $97.2 million in the prior quarter. Non-GAAP operating expenses were $95.3 million, compared to $52.6 million in the third quarter of 2012 and $79.3 million in the prior quarter.

The year-over-year and sequential increases in non-GAAP operating expenses were mainly driven by increased sales and marketing expenses, personnel-related costs, and bandwidth and equipment depreciation expenses, as the Company continued to enhance its technology and product development capabilities and strengthen its brand in mobile Internet and search.

Operating Income

Operating income was $50.8 million, compared to $12.2 million in the third quarter of 2012 and $36.6 million in the prior quarter.

Non-GAAP operating income was $66.7 million, compared to $23.5 million in the third quarter of 2012 and $54.5 million in the prior quarter.

Operating margin was 27.0%, compared to 14.5% in the third quarter of 2012 and 24.1% in the prior quarter.

Non-GAAP operating margin was 35.5%, compared to 28.0% in the third quarter of 2012 and 36.0% in the prior quarter.

The year-over-year increase in non-GAAP operating margin was mainly due to strong revenue growth while the Company continued to invest in new products and business initiatives.

Net Income attributable to Qihoo 360

Net income attributable to Qihoo 360 was $44.5 million, compared to $12.9 million in the third quarter of 2012 and $33.0 million in the prior quarter.

Non-GAAP Net income attributable to Qihoo 360 was $61.5 million, compared to $24.2 million in the third quarter of 2012 and $51.0 million in the prior quarter.

Net Margin

Net margin was 23.7%, compared to 15.4% in the same period last year and 21.8% in the prior quarter.

Non-GAAP net margin was 32.7%, compared to 28.8% in the same period last year and 33.6% in the prior quarter. The year-over-year improvement in non-GAAP net margin was mainly due to strong revenue growth.

Diluted Earnings per ADS

Diluted EPADS for the third quarter of 2013 was $0.35, compared to $0.11 in the third quarter of 2012 and $0.26 in the prior quarter.

Non-GAAP diluted EPADS for the third quarter of 2013 was $0.47, compared to $0.20 in the same period last year and $0.40 in the prior quarter.

Both GAAP and non-GAAP weighted average ADS used in computing diluted EPADS was 131.3 million.

Cash Flows and Balance Sheet

Net cash generated from operations in the third quarter of 2013 was $75.0 million, compared to $20.7 million in the same period last year and $86.4 million in the prior quarter. Cash capital expenditures were $32.2 million. As of September 30, 2013, the Company had cash and cash equivalents of $1,003.6 million.

Business Outlook

For the fourth quarter of 2013, the Company expects revenues to be between $206 million and $208 million, representing a year-over-year increase of 100% to 102%. For the full year 2013, the Company expects revenues to be between $655 million and $657 million, representing a year-over-year increase of approximately 100%. These estimates reflect the Company’s current and preliminary view, which is subject to possible material changes.

Conference Call

Qihoo 360's management will host a conference call to discuss the results at 7:30 a.m. Eastern Time on November 25, 2013 (8:30 p.m. Beijing time on November 25, 2013).

The dial-in details for the live conference call are:

US Toll Free Dial In:	+1 866-590-5622

International Dial In:	+65 6723 9382

Hong Kong Dial In:	+852-2521-4709

Passcode:	98160358

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time on November 25, 2013 through 7:00 a.m. Eastern Time on December 3, 2013. The dial-in details for the replay are:

US Dial In:	+1 646-254-3697

International Dial In:	+61 2 8199 0299

Passcode:	98160358

A live webcast of the conference call will be available on the investor relations section of Qihoo 360's website at: http://corp.360.cn.

About Qihoo 360

Qihoo 360 Technology Co. Ltd. (NYSE: QIHU) is a leading Internet company in China. The Company is also the number one provider of Internet and mobile security products in China as measured by its user base, according to iResearch. Qihoo 360 also provides users with secure access points to the Internet via its market leading web browsers and application stores. The Company has built one of the largest open Internet platforms in China and monetizes its massive user base primarily through online advertising and through Internet value-added services on its open platform.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward- looking statements by terminology such as "will," "expects," "believes," "anticipates," "intends," "estimates" and similar statements. Among other things, the management's quotations and the “Business Outlook” section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Qihoo 360 and the industry. Potential risks and uncertainties include, but are not limited to: the Company's ability to continue to innovate and provide attractive products and services to attract and retain users; the Company's ability to keep up with rapid changes in technologies and Internet-enabled devices; the Company's ability to leverage its user base to attract customers for our revenue-generating services; and the Company's dependence on online advertising for a substantial portion of our revenues; and the Company's ability to compete effectively. All information provided in this press release is as of the date of the press release, and Qihoo 360 undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Qihoo 360 believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Qihoo 360 is included in Qihoo 360's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F dated April 19, 2013.

About Non-GAAP Financial Measures

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses and interest expense of Convertible Senior Notes. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help our investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

Qihoo 360 Technology Co. Ltd.

In China:

Tel: +86 10-5878-1574
E-mail: ir@360.cn

In the U.S.:

The Piacente Group, Inc.

Kathy Price

Tel: (212) 481-2050

E-mail: qihu@tpg-ir.com

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Balance Sheets

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	December 31, 2012	September 30, 2013
ASSETS
Current assets:
Cash and cash equivalents	380,664	1,003,583
Restricted Cash	1,905	300
Trading securities	179	790
Accounts receivable (net of allowance for doubtful accounts of $213 and $30 as of December 31, 2012 and September 30, 2013, respectively)	23,591	40,710
Prepaid expenses and other current assets	26,802	43,163
Amount due from related party	-	2,695
Deferred tax assets – current	2,131	2,807
Total current assets	435,272	1,094,048
Property and equipment, net	126,035	150,092
Land use rights, net	73,645	75,313
Acquired intangible assets, net	12,310	18,297
Goodwill	4,628	22,865
Long-term investments	27,559	30,437
Other noncurrent assets	9,335	37,641
Deferred tax assets – noncurrent	745	890
TOTAL ASSETS	689,529	1,429,583
LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $7,109 and $21,085 as of December 31, 2012 and September 30, 2013, respectively)	7,109	22,606
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $41,636 and $59,683 as of December 31, 2012 and September 30, 2013, respectively)	168,694	99,545
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $17,520 and $29,065 as of December 31, 2012 and September 30, 2013, respectively)	21,049	42,153
Income tax payable (including income tax payable of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $2,710 and $646 as of December 31, 2012 and September 30, 2013, respectively)	6,862	10,727

Total current liabilities	203,714	175,031
Deferred tax liabilities – noncurrent	790	2,784
Deferred revenue-noncurrent (including deferred revenue-noncurrent of the consolidated VIEs without recourse to Qihoo 360 Technology Co. Ltd. of $3,242 and $1,403 as of December 31, 2012 and September 30, 2013, respectively)	6,762	4,281

Long-term debt	-	600,000
TOTAL LIABILITIES	211,266	782,096
EQUITY
Total Qihoo 360 Technology Co. Ltd. Shareholders’ equity	478,096	635,234
Noncontrolling interest	167	12,253
Total equity	478,263	647,487
TOTAL LIABILITIES AND EQUITY	689,529	1,429,583

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of operations

(U.S. dollars in thousands, except for shares and per share data)

(Unaudited)

	Three Months Ended			Nine Months Ended	Nine Months Ended
	September 30, 2012	June 30, 2013	September 30, 2013	September 30, 2012	September 30, 2013
Revenues:
Internet services	84,028	151,666	187,928	225,931	449,471
Sales of third party anti-virus software	7	-	-	150	-
Total revenues	84,035	151,666	187,928	226,081	449,471
Cost of revenues:
Internet services	7,901	17,846	25,906	22,113	57,658
Sales of third party anti-virus software	3	-	-	40	-
Total cost of revenues	7,904	17,846	25,906	22,153	57,658
Subsidy income	-	-	2	142	5
Operating expenses:
Selling and marketing	13,909	23,997	28,057	39,562	79,116
General and administrative	8,535	12,918	14,707	23,845	39,520
Product development(a)	41,475	60,331	68,458	104,100	179,000
Total operating expenses	63,919	97,246	111,222	167,507	297,636

Income from operations	12,212	36,574	50,802	36,563	94,182
Interest income	1,699	1,778	2,155	5,057	5,370
Interest expenses	-	-	(1,186)	-	(1,186)
Other income (expense)	54	(110)	266	470	155
Exchange gain (loss)	1,102	1,424	418	(917)	2,203
Impairment loss on long-term investments	(157)	(1,301)	-	(157)	(1,301)
Change on fair value of trading securities	(44)	31	68	(58)	122
Dividend income from a cost method investee	-	-	-	-	174
Gain on disposal of Long-term investments	1,282	-	999	2,742	999
(Loss) Gain on disposal of a subsidiary	-	-	(1,144)	3,566	(1,144)
Income before income tax expense and loss from equity method investments	16,148	38,396	52,378	47,266	99,574

Income tax expense	(1,497)	(4,278)	(7,798)	(9,940)	(14,293)
Loss from equity method investments	(1,932)	(905)	(656)	(3,490)	(2,582)

Net income	12,719	33,213	43,924	33,836	82,699

Add: Net income (loss) attributable to noncontrolling interest	212	(216)	532	158	305
Net income attributable to
Qihoo 360 Technology Co. Ltd.	12,931	32,997	44,456	33,994	83,004

Net income per ordinary share-basic	0.07	0.18	0.25	0.19	0.46

Net income per ordinary share-diluted	0.07	0.17	0.23	0.19	0.44

Weighted average shares used in calculating net income per ordinary share- basic (in millions)(b)	176	179	181	176	180
Weighted average shares used in calculating net income per ordinary share-diluted (in millions)(b)	183	191	197	183	192

(a): 3 Ordinary Shares = 2 ADSs

Qihoo 360 Technology Co. Ltd.

Condensed Consolidated Statements of Cash Flows

(U.S. dollars in thousands)

(Unaudited)

	Three-month period ended
	September 30, 2012	September 30, 2013
Cash flows from operating activities:
Net income	12,719	43,924
Share-based compensation	11,299	15,874
Depreciation and amortization	4,443	11,349
Amortization of land use rights	-	435
Loss on disposal of fixed assets	-	1
Loss on equity method investments	1,932	656
Loss on disposal of a subsidiary	-	1,144
Gain on disposal of long-term investments	(1,282)	(999)
Impairment on long-term investment	157	-
Unrealized holding gain on trading securities	44	(68)
Provision of allowance for doubtful accounts	201	-
Changes in operating assets and liabilities	(8,805)	2,657
Net cash provided by operating activities	20,708	74,973

Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(31,983)	(32,195)
Net cash acquired (Consideration paid) in connection with business acquisition	443	(8,591)
Payment for long-term investments	(7,304)	(3,028)
Cash collected from sale of a subsidiary and long-term investments	4,202	2,365
Proceeds from disposal of property and equipment	1,023	-
Deconsolidation of a subsidiary	-	(3,306)
Net cash used in by investing activities	(33,619)	(44,755)

Cash flows from financing activities:

Capital contribution from noncontrolling interest	35	653
Prepayment for share repurchase	(139)	-
Proceeds from exercise of stock option	1,063	6,234
Proceeds from issuance of Convertible Bonds (net of issuance cost of $12,150)	-	587,850
Net cash provided by financing activities	959	594,737

Effect of exchange rate changes	1,080	647
(DECREASE) INCREASE IN CASH	(10,872)	625,602
CASH, BEGINNING OF PERIOD	358,895	377,981
CASH, END OF PERIOD	348,023	1,003,583

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

	Three Months Ended September 30, 2012			Three Months Ended June 30, 2013			Three Months Ended September 30, 2013
	GAAP	Adjustment(b)	Non- GAAP	GAAP	Adjustment(b)	Non- GAAP	GAAP	Adjustment(b)	Adjustment (c)	Non- GAAP

Operating expenses	$63,919	$(11,299)	$52,620	$97,246	$(17,962)	$79,284	$111,222	$(15,874)	-	$95,348

Income from operations	$12,212	$11,299	$23,511	$36,574	$17,962	$54,536	$50,802	$15,874	-	$66,676
Operating margin	14.5%		28.0%	24.1%		36.0%	27.0%			35.5%

Net income attributable to Qihoo 360 Technology Co. Ltd.	$12,931	$11,299	$24,230	$32,997	$17,962	$50,959	$44,456	$15,874	$1,186	$61,516
Net margin	15.4%		28.8%	21.8%		33.6%	23.7%			32.7%
Diluted earnings per ADS	$0.11		$0.20	$0.26		$0.40	$0.35			$0.47

	Nine Months Ended September 30, 2012			Nine Months Ended September 30, 2013
	GAAP	Adjustment(b)	Non-GAAP	GAAP	Adjustment(b)	Adjustment (c)	Non-GAAP

Operating expenses	$167,507	$(36,625)	$130,882	$297,636	$(45,803)	-	$251,833

Income from operations	$36,563	$36,629	$73,192	$94,182	$45,803	-	$139,985
Operating margin	16.2%		32.4%	21.0%			31.1%

Net income (loss) attributable to Qihoo 360 Technology Co. Ltd.	$33,994	$36,629	$70,623	$83,004	$45,803	$1,186	$129,993
Net margin	15.0%		31.2%	18.5%			28.9%
Diluted earnings per ADS	$0.28		$0.58	$0.66			$1.01

(b): Adjustment to exclude the share-based compensation expense of each period.

(c): Adjustment to exclude the interest expense of Convertible Senior Notes of each period.